VINFAST AUTO LTD.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

April 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell

Re:	VinFast Auto Ltd. (the “Company”)

Registration Statement on Form F-1

Filed March 28, 2024

File No. 333-278293

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-278293) be accelerated by the Securities and Exchange Commission to 9:00 a.m. Washington D.C. time on April 4, 2024 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Stacey Wong at +65 6437 5450 or Sharon Lau at +65 6437 5464 of Latham & Watkins LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

VinFast Auto Ltd.

By:	/s/ Le Thi Thu Thuy
	Name:	Le Thi Thu Thuy
	Title:	Chairwoman and Director, VinFast Auto Ltd.

cc:	(via email)

Nguyen Thi Lan Anh, Chief Financial Officer, VinFast Auto Ltd.

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP